
WOODSIDE


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
SECTION

14 July 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America


06015434


SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Australian Stock Exchange ("ASX") release, lodged with the ASX on:

- 14 July 2006:
  - Open Briefing – Libya Exploration Update

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
JUL 25 2006
THOMSON
FINANCIAL

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9214 2728

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®


WOODSIDE




open briefing
corporatefile.com.au

Woodside Petroleum Limited
240 St Georges Terrace
Perth WA 6000

Date of lodgement: 14-Jul-2006

Title: Open Briefing®. Woodside. Libya Exploration Update

Record of interview:

corporatefile.com.au
Woodside Petroleum Limited holds significant onshore and offshore exploration acreage in Libya. Could you outline your acreage position and Joint Venture partners in Libya?

Agu Kantsler - Director, Exploration and New Ventures
We have been very encouraged by our progress in Libya. Of all the companies involved in that country, Woodside holds the third largest exploration acreage position with nearly 60,000 km^2.

In the onshore areas Woodside picked up 5 blocks in the Sirte Basin and 1 block plus 1 study area in the Murzuq Basin. These blocks were awarded under the Exploration Production Sharing Agreement III (known as EPSA III) in 2003, with Woodside (as operator) holding 45%, Repsol 35% and Hellenic 20%.

In the offshore areas Woodside was awarded 4 blocks under the first bidding round of EPSA IV in 2005. The offshore joint venture consists of Woodside (operator) with 55%, Occidental with 35% and Liwa Energy of Abu Dhabi with 10%.

corporatefile.com.au
Can you outline the history of oil and gas production in Libya? What attracted Woodside to Libya?

Agu Kantsler - Director, Exploration and New Ventures
Libya has a rich oil and gas history that spans more than 50 years.

The first concessions were taken up in the mid-1950s by major international oil companies such as Exxon, BP, Marathon and Conoco with the first significant discovery being made in 1958.

Production began in the early 1960s and Libya joined OPEC in 1962. By 1970, Libya was producing more than 3 million barrels a day, a target the current government would like to again reach by the end of this decade, given that production now is down to about 1.5 million barrels a day.

In the early 1970s, Libya became one of the world's first LNG producers through its Marsa el Brega plant. The plant remains in production at about half a million tonnes a year with most exports historically and currently going to Spain.

In the past couple of years, Libya has begun exporting gas to Europe with a major pipeline across the Mediterranean to Italy.

The first exploration and production sharing agreements, known as EPSAs, were introduced in 1974.

Since then they have had EPSA II in 1980, EPSA III in 1988 and EPSA IV in 2004. Each EPSA can have several bid rounds, of course, and take several years to conclude.

In 1986, the US imposed sanctions and US companies withdrew from Libya.

In 2002 Libya re-entered the global community when the UN lifted sanctions. The US lifted sanctions in 2004.

At last count, Libya had about 21 international oil companies active in its oil and gas industry. Woodside was awarded its onshore Libyan exploration blocks in late 2003, just ahead of this latest wave of renewed interest.

Libya has discovered to date about 40 billion barrels oil and 40Tcf gas, with an expected similar volume of hydrocarbons yet to be found. In summary, Woodside is attracted to Libya as it is considered to be highly prospective with reasonable fiscal terms managed by an experienced host government that is keen to strengthen its oil and gas industry in order to increase production.

corporatefile.com.au
What progress has Woodside made with early stage exploration such as seismic acquisition? When do you expect to have assessed the data?

Agu Kantsler - Director, Exploration and New Ventures
We've completed an offshore seismic programme involving 7,740 km of 2D and 1,690 km^2 of 3D data. The preliminary stages of interpretation have identified several large structures.

Our onshore seismic acquisition programme, which was the largest in north Africa, was completed in early June 2006, with a total of 8,400 km of 2D and 2,800 km^2 of 3D data acquired across the six onshore blocks.

We continue to interpret the surveys acquired over the past 20 months.

corporatefile.com.au
When Woodside first entered Libya a drilling commitment of some 13 wells was indicated. Are you on track to meet that requirement?

Agu Kantsler - Director, Exploration and New Ventures
Things have progressed very well. We have exceeded our seismic work commitments and in fact in the current campaign we plan to drill 17 exploration wells over the next 18 months. Of those wells, 13 will likely be onshore and 4 will be in the offshore areas.

corporatefile.com.au
What is the current status of the onshore exploration drilling and can you indicate what potential volumes are being targeted?

Agu Kantsler - Director, Exploration and New Ventures
Our drilling campaign commenced in early March with the A1-NC209 well in the Sirte Basin. It is located 1,000 km east of Tripoli and 30 km north of the producing Bu Attifel oil field and reached a total depth of 4219 metres (13,843 feet). Analysis of the mud log and wireline log data indicated that the well had encountered two separate hydrocarbon bearing zones. A production test confirmed the presence of an oil column.

Woodside will evaluate all the geological, drilling and DST (Drill Stem Test) data that has been gathered before determining what work is required to further assess the accumulation.

A second exploration well in the Sirte Basin (A1-NC205) is expected to start drilling before the end of July.

Drilling in the Murzuq Basin commenced at the end of May with the A1-NC210 exploration well. The well is located 1000 km SSW of Tripoli and 150 km south of the producing Al Wafa oil/gas field. After reaching a total depth of 1042 metres (3420 feet) wireline logs were acquired which indicated that the well had encountered several separate hydrocarbon bearing zones.

A production test of the deepest zone confirmed the presence of a gas column and flowed 5.5 million standard cubic feet of gas per day (MMscfd) through a 52/64 inch choke. The Absolute Open Flow is calculated to be 19.9 MMscfd.

The hydrocarbon intersections and flows in our first two onshore Libyan wells are very encouraging of themselves and for the rest of the drill programme. We will be extremely busy over the next 18 months with two drill rigs at various times working simultaneously in our onshore areas.

Our onshore targets are generally in the range of 20-50 million barrels, but smaller accumulations can be economic dependent on the vicinity of existing infrastructure.

corporatefile.com.au
When will the offshore areas be drilled and what potential volumes are being targeted?

Agu Kantsler - Director, Exploration and New Ventures
We are planning to drill the first of our four offshore wells in late 2006 / early 2007, depending on drill rig schedules.

Target sizes for our offshore wells are in the 100's of million barrel range.

It is likely that at various stages of our sizeable Libyan drilling campaign we will have three rigs working at the same time in onshore and offshore areas.

corporatefile.com.au
Can you outline the general environment for an oil and gas company doing business in Libya?

Agu Kantsler - Director, Exploration and New Ventures
The Libyan Oil industry started in 1955, over 50 years ago. The country has much experience in exploration and production and has well-established infrastructure.

Given the maturity of the industry and the existence of proven processes within the oil industry, the business environment in Libya is conducive to business growth.

corporatefile.com.au
I understand there was a lot of competition for the offshore acreage in the EPSA IV bidding round. What are the EPSA terms for your offshore acreage?

Agu Kantsler - Director, Exploration and New Ventures
Offshore Libya has seen very little exploration activity in recent years and as such holds much exploration promise.

There is heightened competition for acreage positions in Libya, with the first EPSA IV round typifying the competitiveness of the various international oil companies. The second EPSA IV round resulted in several smaller blocks being awarded on the basis of much lower contractor production share. The offshore acreage was won under the EPSA IV terms in 2005. EPSA IV was the first open bidding round in Libya, the results of which were published.

There were two bidding parameters under EPSA IV:

- Production Allocation Percentage for cost recovery (PAP)
- Signature bonus

The bids for the blocks we won were:

- Block 35 – PAP 20.4%, signature bonus US$5.21M
- Block 36 – PAP 17.4%, signature bonus US$16M
- Block 52 – PAP 17.9%, signature bonus US$10.05M
- Block 53 – PAP 19.8%, signature bonus US$8.12M

PAP was the primary bidding parameter with the signature bonus being used as a tiebreaker should any of the PAP bids be equal. PAP is effectively the contractor's maximum share of total production which they can use for cost recovery. The National Oil Corporation is always entitled to production of at least 100% minus PAP%.

Once the contractor has recovered their share of costs they are entitled to profit oil. Profit oil is any remaining PAP that has not been used for cost recovery. The contractor is only entitled to a percentage of this profit oil (known as the A factor), the amount of which changes depending on the proportion of cumulative contractor revenues received versus cumulative contractor expenditures (known as the R factor). The A factor ranges from 90% down to 30% as the R factor increases from 1.5 to 4 times.

Expenditures that can be cost-recovered include exploration, appraisal, Front End Engineering and Design (FEED), capex, opex and abandonment.

The contractor bears 100% of the costs for exploration, appraisal and FEED. Project development capital costs and abandonment costs are shared 50-50 with the State. The contractor share of operating costs is equal to its PAP%. Any signature bonuses are not cost recoverable.

corporatefile.com.au
How do the terms for your onshore areas compare to the EPSA IV terms?

Agu Kantsler - Director, Exploration and New Ventures
The onshore acreage was won under the EPSA III terms which are confidential.

corporatefile.com.au
Thank you Agu.

For further information on Woodside Petroleum Limited visit www.woodside.com.au or call Mike Lynn (Investors) on +61 (8) 9348 4283 or Roger Martin (Media) on +61 (8) 9348 4591.

To read other Open Briefings, or to receive future Open Briefings by email, please visit www.corporatefile.com.au